Exhibit 3.1

TEXT OF AMENDMENT

TO AMENDED AND RESTATED BY-LAWS

OF TOROTEL, INC.

Effective August 7, 2009

The bylaws of the Corporation are hereby amended by deleting the present Article III, Section 2 in its entirety and substituting in lieu thereof the following Article III, Section 2:

ARTICLE III

Section 2. NUMBER, ELECTION AND TERM.   The number of Directors of the Corporation shall be seven (7).  Subject to the rights of the holders of any other series or class of stock as set forth in the Articles of Incorporation to elect Directors under specified circumstances, the Directors shall be divided with respect to the time for which they severally hold office into three classes, as nearly equal in number as possible, with the term of office of the first class to expire at the 2011 annual meeting of Shareholders, the term of office of the second class to expire at the 2012 annual meeting of Shareholders, and the term of office of the third class to expire at the 2013 annual meeting of Shareholders.  The number of Directors may be increased or decreased as allowed by the Corporations Articles of Incorporation by a majority vote of the Board of Directors.

A majority of the elected directors for the corporation shall be independent beginning with the election of directors at the 2010 annual meeting.  For purposes of this Section, “independent” shall be defined to mean (i) a person who is not employed as an executive officer of the Corporation or a (ii) person who is not a spouse, child, parent, sibling, aunt, uncle, grandparent, or grandchild, or an in-law of any of the foregoing, of an employee who is an executive officer of the Corporation.

Each Director shall hold office until his or her successor shall have been duly elected and qualified, or until such Director’s earlier death, incapacity, disqualification, resignation or removal. At each annual meeting of Shareholders, commencing at the 2005 annual meeting, (A) Directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the third succeeding annual meeting of Shareholders after their election, with each Director to hold office until his or her successor shall have been duly elected and qualified, and (B) if authorized by a resolution of the Board of Directors, Directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Any Director may be elected for successive terms. A full term for a Director shall consist of three full years.